Exhibit a(7)
STEEL PARTNERS II, L.P.
590 MADISON AVENUE
32ND FLOOR
NEW YORK, NEW YORK 10022
June 15, 2006
VIA OVERNIGHT COURIER AND FACSIMILE
Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard, Suite 432
Lake Mary, FL 32746
Dear Mr. Fichthorn:
          Steel Partners II, L.P. has issued the attached press release announcing its intention to commence a cash tender offer to purchase all of the outstanding shares of common stock of Bairnco Corporation (“Bairnco”) for $12.00 per share. We are a long term shareholder of Bairnco and have been increasing our ownership position since July 1996. We requested in January 2006 that Bairnco take the necessary steps to allow us to purchase additional shares without triggering the limitations of Section 203 of the Delaware General Corporation Law. After the Board denied our request and evaluating all our options we have determined that commencing a tender offer would be in the best interest of all shareholders and would provide shareholders with immediate liquidity at a significant premium to market.
          We believe it would be in the best interest of all parties if we met with you and the Board as soon as possible to negotiate a definitive merger agreement. We hope to promptly receive a favorable response from you.

Very truly yours,

STEEL PARTNERS II, L.P.

By: Steel Partners, L.L.C. General Partner

By:	/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Member